COMPUTATION OF PER SHARE EARNINGS (LOSS)


Earnings (loss) per common share is calculated by subtracting preferred stock dividends from net earnings (loss) and dividing that amount by the weighted average shares outstanding for the period. Weighted average shares outstanding for the three month period ending June 30, 1996 is 1,333, and 1,000 for all other periods presented. The number of weighted average shares outstanding in all periods except the three month period ending June 30, 1996 exclude 333 shares relating to warrants outstanding, which entitle the holders to purchase, at a nominal exercise price, a number of common shares equal in the aggregate to 25% of the total number of common shares that would be outstanding immediately after issuance of all such common shares, since these warrants are antidilutive.





                               Exhibit 11